

September 19, 2013

Via E-mail
James P. Nicoloff
Executive Vice President
and Chief Financial Officer
Steuben Trust Corporation
One Steuben Square
Hornell, NY 14843-1699

> **Re: Steuben Trust Corporation**
> **Offering Statement on Form 1-A**
> **Filed August 23, 2013**
> **File No. 024-10363**

Dear Mr. Nicoloff:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed August 23, 2013

General

1.   Please tell us how you concluded that it was appropriate to include $15 million in common stock on this offering statement. Please refer to Rule 251(b) of Regulation A.

Part III – Exhibits

2.   We note that you have omitted Exhibits 6.3 – 6.28 and have agreed to provide such exhibits to the Commission upon request. Please file these exhibits with your next amendment or provide us with an analysis supporting your determination that they are not required to be filed pursuant to Item 2(6) of Part III.

3.   We note that you intend to file Exhibits 10.2 and 11.1 at a later date. Please file these exhibits as soon as possible to facilitate our review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3419 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: Via E-mail
       Christine C. Lachnicht, Esq.